

Mail Stop 3030

June 10, 2009

Via U.S. Mail and Facsimile (218) 825-0721

Robert P. King
Chief Financial Officer
Nature Vision, Inc.
1480 Northern Pacific Road
Brainerd, Minnesota 56401

      Re: Nature Vision, Inc.
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 31, 2009
              File No. 000-07475

Dear Mr. King:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 20

1.   We note your disclosure that there were "no significant changes" in your internal
        control over financial reporting. To the extent that your disclosure was provided
        to address Item 308(c) of Regulation S-K which requires disclosure of any change
        that occurred during the quarter that materially affected, or is reasonably likely to
        materially affect, your internal control over financial reporting, please note that
        the need for disclosure is not limited to significant changes that could affect your
        internal control over financial reporting. Please correct the disclosure in future
        filings to address all changes or advise us.

Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies, page F-6

Impairment of Long-Lived Assets, page F-7

2.   We note your disclosure in this section and on pages 8, 12 and F-8 that you had an
        independent appraisal firm complete an appraisal of goodwill and intangibles as
        of November 30, 2008. Please describe to us and revise future filings to clarify
        the nature and extent of the third party appraiser's involvement and
        management's reliance on the work of the independent appraisers. Please refer to
        Question 141.02 of the Compliance and Disclosure Interpretations on Securities
        Act Sections, which can be found at
        http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be
        applicable to the extent your Form 10-K is incorporated by reference into any
        registration statement.

Sales and Warranty Reserve, page F-9

3.   Please tell us how you considered paragraph 14(b) of FIN 45 and the requirement
        to show separate line items in your warranty reconciliation for the aggregate
        reductions in that liability for payments made (in cash or in kind) under the
        warranty, the aggregate changes in the liability for accruals related to product
        warranties issued during the reporting period, and the aggregate changes in the
        liability for accruals related to preexisting warranties (including adjustments
        related to changes in estimates).

Exhibits 31.1 and 31.2

4. We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include all of the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

5. We note that that you replaced the phrase 'the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)' with the phrase 'the issuer's fourth fiscal quarter' in paragraph 4(d) of the certifications. You did not include the phrase '(or persons performing the equivalent functions)' in the end of paragraph 5. You replaced the words 'the registrant's' with the words 'the issuer's' in paragraph 5(a) of Exhibit 31.1. When you amend your filing, please also revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant